
05006202


Multimedia

March 1, 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549



RECD S.E.C.
MAR 1 - 2005
1086

Re: PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, S.G.P.S., S.A. **(File No. 82-5059)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

On behalf of PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, SGPS, S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with an exhibit hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the document listed below, which constitutes information that the Company has recently made public pursuant to the laws of Portugal:

1. A press release announcing the Company's disposition of Lusomundo Serviços, SGPS, S.A.

If you should have any questions or comments, please call the undersigned at 00-351-21-782-4725.

Very truly yours,

Lídia Falcão

Lídia Falcão

Enclosure

dlw 3/8

PT – Multimédia,
Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Sede - Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal

Tel + 351 21 782 47 00
Fax + 351 21 782 47 35



Multimedia

RELEASE

PT Multimedia announces the sale of Lusomundo Serviços

Lisbon, Portugal, 28 February 2005 – PT-Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PT Multimedia" or "the Company") announces today that it has concluded the process for the sale of Lusomundo Serviços, SGPS, S.A., including the 80.91% shareholding in Lusomundo Media, SGPS, S.A., through the execution of a promissory sale and purchase agreement with Controlinveste, SGPS, S.A.

The sale is conditional upon the non-opposition of the Portuguese Competition Authority ("Autoridade da Concorrência"), following a binding opinion of the Portuguese Media Authority ("Alta Autoridade para a Comunicação Social").

The transaction assumes an enterprise value of Euros 300.4 million for 100% of Lusomundo Serviços, SGPS, S.A. and 100% of all of its subsidiaries.

With a view to simplify the acquisition, prior to closing, PT Multimedia will acquire the 5.94% stake in Lusomundo Media, SGPS, S.A. directly held by Portugal Telecom, SGPS, S.A..

The proceeds for PT Multimedia will be equivalent to Euros 173.8 million, of which Euros 10.1 million will be paid to Portugal Telecom, SGPS, S.A. for the acquisition of the above mentioned 5.94% direct shareholding in Lusomundo Media, SGPS, S.A..

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

Tel.: +351.21.7824725
Fax: +351.21.7824735